Contact

www.linkedin.com/in/
tryphenawardlaw (LinkedIn)

Top Skills

Sales
Writing
Marketing

Phene Wardlaw

Unwind with UNITY
Nashville

Summary

Experienced marketing and eCommerce professional with a demonstrated history of working in the food & beverages industry. Skilled in Microsoft Word, Sales, Influencer Marketing, Journalism, and Web Design. Strong entrepreneurship professional with a Bachelor of Arts (B.A.) in English focused in - Journalism emphasis with a minor in Business Administration from Chapman University.

Experience

Unity Wellness Co
CMO and Co-Founder
February 2019 - Present (3 years 4 months)
Nashville, Tennessee, United States

Co-founder and CMO

Buchanan Street Partners
Marketing Coordinator | Executive Assistant To CEO
September 2018 - March 2019 (7 months)
Newport Beach, CA

Writing and creating content for multiple marketing channels such as press releases, blog posts, email blasts, and LinkedIn posts.
Writing, distributing and monitoring press releases to various contacts with a self-made list of news and media outlets throughout the country.
Working closely with the CEO of the company to facilitate his day-to-day tasks in a fast-paced environment.
Honed crucial time management skills and the ability to multitask but also prioritize tasks by level of urgency.

SnackNation
Sales Development Representative
December 2017 - June 2018 (7 months)
Culver City, CA

Built trusting relationships with prospective clients by overcoming purchasing concerns.

Acquired new accounts through an omni-channel marketing approach including traditional and digital efforts.
Proficient at qualifying, generating, and targeting high-value leads.
Implemented the use of software, such as Outreach.io, Chilipiper.io and Salesforce, to optimize sales performance.
Partnered with the Brand Partnerships team to develop content used internally and externally for training and sales development.
Created opportunities to further master the market and business by attending internal and external conferences.

Audi Beverly Hills
Sales Administration Assistant
February 2017 - September 2017 (8 months)
Beverly Hills, California

Provided administrative assistance to Sales Manager and team.
Managed complex and dynamic database of vehicle inventory and shipments.
Managed customer and dealership interactions ensuring high levels of customer satisfaction leading to year-over-year dealership sales growth.
Managed vehicle invoices and arranged shipments for dealership trades.

Luxottica
Sales Associate
November 2016 - January 2017 (3 months)
London, United Kingdom

Managed client and vendor relations, improving the year-over-year partner retention rate.
Exceeded monthly sales goals by 12%, while working alongside global teams.
Leveraged product knowledge to acquire new customers and promote customer loyalty.
Managed multi-million dollar funds by ensuring that each transaction was accounted for and handled in a routine manner.

Weezel, Inc.
Digital Brand Manager
May 2013 - October 2016 (3 years 6 months)
San Marino, California

Implemented new ideas through customer service and response.
Demonstrated effective and persuasive leadership within small teams.
Developed accountability skills when working with large business funds, including the creation of invoices.

Managed large scale social media marketing campaigns to gauge effectiveness.

Chapman University

1 year 4 months

Senior Writer

February 2015 - May 2016 (1 year 4 months)

The Panther Newspaper

-- Senior Writer for The Panther news, features, and column sections

-- Began as a Staff Writer (Feb. 2015) → Promoted to Senior Writer (Aug. 2015)

• Created news, features and column content (over 1,500 words per week)

• Assisted the design and layout team in the production of the paper

• Consistently met deadlines

Writer

August 2015 - December 2015 (5 months)

Prowl Magazine

Prowl Magazine is an online student-run magazine class that publishes biannually. It covers pop culture, local events, and other articles of interest to the university community. The entire magazine is written by students in the Journalism program in the English 318 Online Magazine Production class.

The Odyssey // Olympia Media Group

The Odyssey Online

July 2014 - February 2015 (8 months)

http://theodysseyonline.com/author/phene-emma-wardlaw

I intern for Olympia Media Group and write articles on topics of my choice for The Odyssey (online). Depending on the amount of shares per article, I receive payment. I am responsible for marketing my pieces by way of social media.

Cisco Brothers

Floor stager and manager’s assistant

June 2012 - July 2012 (2 months)

Pasadena, Cal

Floor stager and manager’s assistant. Took an inventory of new shipments. Priced and catalogued pieces as well as used Excel to keep track of customer’s orders as well as taxes.

Education

Chapman University

Bachelor of Arts (B.A.) in English, - Journalism emphasis with a minor in Business Administration · (2013 - 2016)

San Marino High School

· (2008 - 2012)